Exhibit 4.6

PUGLIA REGIONAL AGENCY FOR ACTIVE LABOR POLICIES (ARPAL)

Office for the Coordination of Employment Services – Bari Area

Via Corigliano 1 Z.I, Bari

RECORD OF AGREEMENT

Trade Union Consultation

pursuant to Article 24 of Legislative Decree No. 148 of 14 September 2015

At 2.30 p.m. on the 23rd day of the month of January in the year 2023, further to a request for trade union consultation pursuant to Article 24 of Legislative Decree No. 148/2015 sent by the Company Natuzzi S.p.A. and the subsequent calling of a meeting by the Puglia Regional Agency for Active Labor Policies (ARPAL) in conjunction with the Chairman of the Monitoring Committee for the Economic Production System and Crisis Areas (SEPAC) of the Puglia Region, Leo Caroli, who participates at the meeting, the following attend remotely:

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Puglia Regional Agency for Active Labor Policies: represented by Ms. Valentina Elia, Mr. Nicola Trisolini and Ms. Marilù Misto;
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Monitoring Committee for the Economic Production System and Crisis Areas: represented by the Chairman Leo Caroli;
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Natuzzi S.p.A.: represented by Mr. Mario de Gennaro, Director of Human Resources and Legal WW, Ms. Maria Patrizia Ragazzo, Trade Union Relations and HRBP Italy Manufacturing, Mr. Flavio Barile, HRBP Corporate, and Mr. Leonardo Lamanna, as HR Operational and Labor Cost, assisted by Mr. Giuseppe Bisceglie of the Bari | Barletta-Andria-Trani chapter of the Confederation of Italian Industry (Confindustria Bari Bat) and the legal advisor Mr. Claudio Enrico Schiavone;
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the FILLEA CGIL trade union: represented by Ms. Tatiana Fazi, Mr. Ignazio Marcello Savino and Mr. Angelo Vaccaro;
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the FENEAL UIL trade union: represented by Mr. Mauro Franzolini, Mr. Massimo Fiorucci, Mr. Saverio Loiudice and Mr. Cosimo Damiano Paolicelli;
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the FILCA CISL trade union: represented by Mr. Luigi Sideri, including on behalf of Mr. Claudio Sottile, Mr. Antonio Delle Noci and Ms. Margherita Dell’Otto;
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the FILCAMS CGIL trade union: represented by Mrs. Barbara Neglia;
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the FISASCAT CISL trade union: represented by Mr. Daniele Meniconi;
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the UILTUCS UIL trade union: represented by Mr. Marco Dell'Anna, including on behalf of Mr. Antonio Vargiu;
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the COBAS LP trade union: represented by Mr. Felice Di Leo;
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the USB LP Puglia trade union: represented by Pier Paolo Corallo;
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all the local branches and unitary trade union representative bodies (RSU) / single trade union representative bodies (RSA) of Puglia and Basilicata for FILLEA CGIL, FENEAL UIL and FILCA CISL, the single trade union representative bodies for FILCAMS CGIL, FISASCAT CISL and UILTUCS of Puglia and the unitary trade union representative bodies / single trade union representative bodies for COBAS and USB LP.

Today’s meeting concerns the consultation initiated by the Company for the carrying out of the joint examination and the consequent application for an extension – pursuant to Article 44(11-ter) of Legislative Decree No. 148/2015 – to the special short-time work scheme (CIGS) for business reorganization purposes and associated transition agreement in place at the Altamura Graviscella (BA) production unit, which currently has a workforce of 449 employees.

The Parties conclude today’s discussions with the following outcome.

Whereas

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The social safety net measures under the special short-time work scheme for business reorganization purposes and associated transition agreement in place at the Altamura Graviscella (BA) production unit will cease on 13 February

2023, as per the provisions of the agreement entered into at this venue on 8 February 2022, incorporated by reference herein as an integral part of this present agreement save for what is specified hereunder.
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The letter of 28 December 2022 triggering the procedure pursuant to Article 24 of Legislative Decree No. 148/2015 for the granting of an extension until 31 December 2023 pursuant to Article 44(11-ter) of that same Legislative Decree sets out all of the specific reasons underlying that request and that warrant recourse to that specific measure.
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Specifically, the Special Short-Time Work Scheme Record of Agreement of 8 February 2022 to support the ongoing reorganization process and employment transition under Article 22-ter of Legislative Decree No. 148/2015 focused on an adequate retraining process linked to new manufacturing standards, in order to strengthening the Company’s position on the market, increase manufacturing volumes and consequently maintain employment levels.
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The above was confirmed with the assent of all of the institutions and trade union organizations at the time of the presentation of the new Business Plan 2022-26 that occurred on 2 March 2022 at the Ministry for Economic Development (MISE).
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The endorsement of that Plan led to the subsequent trade union agreements of 6, 7 and 11 April 2022, which structured the measures in support thereof, identifying a series of detailed operational steps that enabled the social safety net measures to continue hand in hand with a non-traumatic management of the human resources surplus to requirements.
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In the face of this overall situation, the Company, thanks also to the constructive discussion with the institutions and the trade union organizations, implemented the plan of investments scheduled for 2022 (arriving at a final figure of more than 20 million euros in support of the entire project), implementing the first complex phase of the project of retraining of the personnel involved with the use of the facilities that were gradually being equipped with 4.0 technology.
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All of the above-mentioned facilities are built using a new lay out but also and above all through adopting new technologies that digitalize the management of information, using data flows that fosters the work of employees and reduce the physical and psychological effort of that work, thanks to the implementation of important measures in terms of ergonomics and occupational safety, especially in the handling of semi-finished and finished products.
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That Plan, launched in early March 2022, was part of a scenario that saw a steadily growing world furniture market, as borne out by studies, including by the most authoritative outside analysts, who considered a CAGR of 5 percent in the period 2022-26 highly likely.
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Those studies were based on the certainty of being able to obtain the envisioned funding both required for training and – in view of all of the assurances given by the institutions present at the ministerial roundtable regarding a rapid approval process for changes to the Invitalia Development Contract – necessary for supporting the investments put in place, industrial or otherwise.
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International tensions linked to the outbreak and continuation of the war in Ukraine, an ensuing paroxysmal rise in energy costs that generated global inflation at a rate unknown for the last 14 years and a shift in consumer spending towards the tourism sector have caused a drastic slowdown in the demand for durable goods and, in particular, in the furniture industry. That has resulted in a significant as well as unexpected decline in the flow of business orders.
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This situation has also been exacerbated by specific factors affecting a market like China, which has always been one of the most important outlets for Natuzzi Italia products that are made in Italian plants, due to the lingering effects of the Covid 19 pandemic.
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The planned sources of financing have slowed down significantly and the Company has not yet obtained the projected elements of financial support that were supposed to ensure a balance between tangible investments, the reskilling measures to be carried out and related costs.
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Although continuing to positivity assess the overall project, lnvitalia has not yet formally approved the changes to the Development Contract thereby enabling payment to be made for the first stage of the works already completed to the tune of about 8.5 million euros and the two subsequent stages of the works that together also exceed 8 million euros.
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The action already taken as described above in executing the Business Plan and the associated agreements, including those covering the changes compared to the initial project and the related reorganization program, are complex and of such strategic importance that it is necessary to extend the social safety net measures.
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To this end the Company has confirmed the training and retraining plan that, already agreed between the Parties, was submitted to the Puglia Region for possible co-financing under Article 22-ter(3) of Legislative Decree No. 148/2015 as regards the measures falling within the remit of the Region in support of the redeployment plan for the workers managed through social safety net measures.

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The Parties also entered into the agreements of 11 and 12 December 2022 to set up training projects for 1,832 workers (including the 449 covered by this agreement), presented to the ANPAL new skills fund pursuant to Notice No. 2 and to be implemented once the relevant authorization process has been completed.
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Additional training projects will be prepared by the Company as soon as the new regional calls for applications (CIGS 2019) are published in order to accelerate the reskilling process mentioned above.
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For the 449 workers concerned, as agreed by the Parties, the application to extend the social safety net measures is a tool instrumental to the execution of the Business Plan and, at the same time, a necessary condition to save jobs as a result of the complex and detailed retraining program launched.
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The complex plant adopted makes it necessary to involve the entire workforce of the production unit concerned in the retraining program, with ensuing application for recourse to the special short-time work scheme in relation to the current workforce of 449, without prejudice to the statutory limits on work suspension percentages.
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The application to extend the special short-time work scheme for business reorganization purposes at the Altamura Graviscella (BA) production unit, as per the agreed amendment thereof, is consistent with and confirms the rationale for the current measures in place. This is borne out by the causal relationship between the restructuring and reorganization activities underway and the workers in the special short-time work scheme, instrumental to upgrading the skills of personnel not included in the “Living Room Area” and their resulting use in the start-up and implementation of the innovative “Factory 4.0” project. The change regarding what the training concerns does not modify the criteria for selecting personnel, in line with applicable law.
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Article 44(11-ter) of Legislative Decree No. 148/2015, as introduced by Article 1(216) of Law No. 234 of 30 December 2021 (Budget Law 2022), in order to cope with reorganization processes and situations of particular economic hardship, provides for the possibility of extending the current measures until 31 December 2023 on condition that certain prerequisites are met, as is the case here.
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The Company Natuzzi S.p.A. has requested the statutory bodies to summon the Parties to engage in the consultation prescribed by Article of 24 Legislative Decree No. 148/2015.
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At the end of that consultation, set for today’s date the Parties have agreed what is set out below.

Therefore, the Parties

agree as follows:

1)
The recitals and the list of affected workers shall form an integral part of this Record of Agreement.
2)
At the end of the process referred to in Article 24 of Legislative Decree No. 148/2015, the Company shall apply for an extension to the special short-time work scheme for reorganization purposes from 14 February 2023 to 31 December 2023, pursuant to Article 44(11-ter) of Legislative Decree No. 148/2015, subject to an application to be submitted in the manner and by the deadlines set forth in Article 25 of Legislative Decree No. 148/2015.
3)
Without prejudice to and confirming the reasons that led to the identification of the personnel earmarked for retraining, a maximum of 449 workers may be suspended on zero hours and/or may be assigned reduced working hours in connection with the further extension of the special short-time work scheme, within the limits of the law, as broken down by category in the following table:

UL Category
First Line Managers	1
Office Workers	12
Intermediate Workers	28
Factory Workers	408
449

4)
For the purposes of the above, reference is made to the summary breakdown by job, category and level set out in the letter of 28 December 2022 commencing the procedure and the list of names attached hereto.
5)
The retraining program of the personnel engaged at the same time in the execution and development of the “Living Room 4.0 for the Upgrading of the Manufacturing Process Consistent with a Logic of Technological Taxonomy and Cellular Manufacturing” project is aimed at pursuing the agreed objective of redeployment of the personnel involved.

6)
The Parties will evaluate the possibility of availing of inter-sectoral funds and/or forms of co-financing provided by the Puglia Region within the framework of training and active labor policy measures.
7)
The personnel whose working hours are suspended under the special short-time work scheme belonging to areas with excess workers over and above those engaged in training and/or work will be subject to rotation as regards the periods of suspension. Rotation that – subject to different technical, organizational and production requirements – will be timely communicated to, analyzed and agreed with the unitary/single trade union representative bodies and will allow for a correct balance between the affected personnel with equivalent job descriptions.
8)
The Company will send the names of the personnel concerned to the National Agency for Active Labor Policies (ANPAL) and the Puglia Region for the purposes of affording access to the “guarantee of employability of workers” (GOL) program.
9)
For the reasons underlying the Business Plan, namely the specialization in and the quality improvement of Divani&Divani output, the zero-hour work suspensions and/or daily/weekly/monthly reductions in working hours may be implemented in relation to positions and corresponding workers including though differentiating between department/plants and through diversified solutions for different job descriptions, all in order to ensure adequate flexibility and a balance between training and manufacturing activities. To this end, the Company will send the work suspensions and working hours reductions plan together with the training/retraining plan to the trade union organizations and the unitary/single trade union representative bodies. Those plans will be verified and discussed at special periodic meetings between the Parties.
10)
The Company will advance the short-time work scheme payments for work suspensions and working hours reductions to the workers in their pay packets.
11)
The retraining will be implemented in line with the requirements of the Plan and in collaboration with Local Institutions and Social Partners in order to pursue programs facilitating “conversion” and updating of all the necessary skills. Particular attention will be paid to occupational safety issues in order to develop useful synergies to heighten the awareness of all actors on the topic of safeguarding the health of each employee and strengthening a culture aimed at improving the quality of life.
12)
It is understood that for any matters not expressly regulated by this agreement, reference is be made to previous agreements on the subject matter.
13)
In order to allow for fresh discussion on the Business Plan and in particular on the reasons that have so far led to the delays in approving the changes to the Development Contract and in the consequent disbursement of the funding envisaged, all of the Parties shall take action following this agreement to ensure that the Ministry for Economic Development convenes the National Steering Committee established to that end.

With the signing of this agreement, the procedure provided for by Legislative Decree No. 148/2015 will be deemed to have been carried out and the Parties acknowledge that the agreement reached on foot of the consultation has remedied any possible communication defects.

Today’s consultation, after checking the regularity and functionality of the audio/video connection and identifying all of the participants, has been carried out by way of conference call. Therefore, this Record of Agreement is ratified by each participating trade union organization, which, including on behalf of their own unitary/single trade union representative bodies, will send a copy of this agreement to the Puglia Regional Agency for Active Labor Policies and the Monitoring Committee for the Economic Production System and Crisis Areas. In sending the document:

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the Company shall use the following wording: “To convey our reading, confirmation, ratification and signature of the special short-time work scheme agreement reached on 23 January 2023 as regards all parts and the contents thereof”;
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the trade union organizations shall use the following wording: “The undersigned trade union organization, including on behalf of its own unitary/single trade union representative bodies, attaches to this certified e-mail the special short-time work scheme agreement reached on 23 January 2023, ratifying and confirming all parts and the contents thereof”.

For the purposes of the validity of the agreement, the exchange and signing of this Record of Agreement – in the manner mentioned above – separately by each of the Parties in different places and at different times is to be considered as one single act and is fully valid for the purposes of the consent expressed and its legal effects.

Once all ratifications have been achieved, the Puglia Regional Agency for Active Labor Policies will proceed to notify all duly participating entities by certified e-mail.

This Record of Agreement consists of 5 (five) pages and one annex (13 pages) of the list of names of employees.

Read, confirmed and signed.

Natuzzi S.p.A.

Trade Union Organizations

Monitoring Committee for the Economic Production System and Crisis Areas of the Puglia Region

Puglia Regional Agency for Active Labor Policies

[illegible signatures]